SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

NEXUS TELOCATION SYSTEMS LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

For Immediate Release

Nexus Telocation Systems Ltd. Reports Q3/2005 Results, performing turnaround to operating Profit in the 9 Months

š	305% Revenue Growth
š	EBITDA Growth to $4.2 million.

Givatayim, ISRAEL – (PRNeweswire) – 11/23/2005 – Nexus Telocation Systems Ltd. (Nasdaq Capital Market: NXUS), a leading provider of stolen vehicle retrieval services in Israel, Argentina and Mexico, and a leading provider of road side assistance and towing services in Israel, reports today its financial results for the third quarter and first nine months of 2005.

Financial Highlights:

Q3 2005 is the second financial quarter, after the acquisition of Shagrir’s roadside assistance and towing activities and assets, in which Nexus has consolidated the financials of Shagrir, Nexus’ Israeli subsidiary, into its consolidated financial statements. The results show Nexus achieving all its quantitative goals and an improvement in the operating figures.

Revenues: Nexus’ revenues for the first nine months and for the third quarter of 2005 increased by 305% and 144%, respectively to $27.1 million and $10.4 million from $6.7 million and $4.3 million, respectively, in the comparable periods in 2004.

Gross margin: For the third quarter and first nine months of 2005, gross margin were 36.8% and 36.3%, respectively compared to 40.3% and 31.2% in the same periods in 2004.

Operating Profit (loss): Nexus reports a $870 thousand operating profit in the third quarter of 2005, compared to an operating loss of $313 thousand in the third quarter of 2004. In the first nine months of 2005, Nexus recorded an operating profit of $7 thousand, compared to an operating loss of $1,440 thousands for the same period in 2004. On a proforma basis without the non-cash amortizations of intangible assets and deferred stock-based compensation, Nexus would have recorded for the first nine months of 2005 an approximate operating profit of $2,114 thousand.

Net Loss: For the third quarter and first nine months of 2005, net loss reduced to $0.3 million and $2.7 million respectively, compared to $0.6 million and $1.9 million in the same periods in 2004.

EBITDA: Nexus’ EBITDA improved to $2.3 million and $4.2 million in the third quarter and the first nine months of 2005, respectively, as compared to a negative EBITDA of $0.2 million in the third quarter of 2004 and a negative EBITDA of $0.1 million in the first nine months of 2004.

Commenting on the result, Danny Stern, CEO, said: “We are pleased with our financial results which reflect our expectations. Our new business structure, which is mainly based on providing services, has enabled us to strengthen our capability to increase revenues and profitability”.

“We have recently completed the operational integration of our two Israeli control centers into one, and expect to benefit from higher operational efficiency and cost reduction. Management and strategy changes as a result of the turnaround in our business are mostly complete. Nevertheless, while over 90% of our revenues are derived from Israel, our attention is now focused on leveraging our businesses in all of the main markets in which we are competing, namely Argentina, Mexico, Venezuela and Russia, as well as Israel. “ concluded Mr. Stern.

Yossi Ben Shalom, Chairman of the Board said: “as in Q2/2005, we are pleased with the year over year growth, but it is the sequential growth and on-going improvement of all main operational indicators, that is even more significant. As we promised to our shareholders, Nexus is now a stronger and a growing company, with a solid revenue base, that presents a growth in revenues, improved operational profitability and higher EBITDA. We are looking forward to further accomplishing our goals and achieving additional growth. “

Mr. Ben Shalom added: “Nexus shares are again traded on Nasdaq Capital Market for the benefit of all our shareholders. We believe that the increased coverage of our company on this market will encourage a greater number of investors to take an interest in our shares and choose to participate in our growth.”

Conference Call Information:

Nexus’ management will host conference calls with the investment community Today, November 23rd in Hebrew on 16:00 local time and in English on 10:00 EST.
To listen to the conference calls, please dial:
For the English Conference Call US Toll free # 1-866-527-8676 or Israeli # 03-9180609
For the Hebrew Conference Call US Toll free # 1-866-527-8676 or Israeli # 03-9180609

A replay of the conference call will be available through November 24th, 2005 at the Company’s website www.nexus.telocation.com.

About Nexus:

Nexus Telocation Systems Ltd provides range of services to automobile owners and insurance companies, including road-side assistance, vehicle towing, stolen vehicle retrieval, fleet management and other value added services. Nexus provides services, for the most part, in Israel, through its subsidiary Shagrir and in Argentina and Mexico through its local subsidiaries. Independent operators provide similar services in Russia and Venezuela utilizing Nexus’ technology and operational know-how.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:
Ronen Stein, V.P. and Chief Financial Officer
Tel.; 972-3-572 3111
E-mail: ronens@nexus.co.il

Yael Nevat, Commitment-IR.com
Tel: 972-3-611 4466
E-mail: yael@commitment-IR.com

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2005	December 31, 2004
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,988	$75
Short-term investments	-	15
Trade receivables	7,458	3,828
Other accounts receivable and prepaid expenses	869	639
Inventories	1,483	1,343

Total current assets	11,798	5,900

LONG-TERM ASSETS:
Long-term accounts receivable	241	230
Severance pay fund	2,949	751
Property and equipment, net	7,406	2,670
Goodwill	42,318	13,154
Other intangible assets, net	10,640	2,808

Total long-term assets	63,554	19,613

Total assets	$75,352	$25,513

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	September 30, 2005	December 31, 2004
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term bank loans	$8,883	$7,064
Trade payables	4,457	*) 3,055
Other accounts payable and accrued expenses	11,354	*) 2,479

Total current liabilities	24,694	12,598

LONG-TERM LIABILITIES:
Long-term loans	36,201	4,572
Accrued severance pay	3,851	1,257

Total long-term liabilities	40,052	5,829

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 3 par value:
Authorized : 8,000,000 and 4,000,000 shares at September 30, 2005 and December 31, 2004, respectively; Issued and outstanding: 2,458,910 and 1,704,505 shares at September 30, 2005 and December 31, 2004,
respectively	1,667	1,145
Additional paid-in capital	100,646	94,127
Deferred stock-based compensation	(2)	(117)
Accumulated other comprehensive loss	(1,280)	(353)
Accumulated deficit	(90,425)	(87,716)

Total shareholders' equity	10,606	7,086

Total liabilities and shareholders' equity	$75,352	$25,513

*)	Reclassified.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2005	2004	2005	2004	2004
	Unaudited

Revenues:
Products	$6,784	$3,567	$2,337	$2,093	$5,594
Services	20,284	3,118	8,078	2,181	5,375

Total revenues	27,068	6,685	10,415	4,274	10,969

Cost of revenues:
Products	4,467	2,628	1,391	1,557	*) 4,297
Services	12,767	1,969	5,189	994	*) 3,301

Total cost of revenues	17,234	4,597	6,580	2,551	*) 7,598

Gross profit	9,834	2,088	3,835	1,723	3,371

Operating expenses:
Research and development, net	669	326	230	72	482
Selling and marketing	2,835	914	905	645	*) 1,644
General and administrative	4,216	1,515	1,157	774	*) 2,775
Amortization of deferred stock
compensation	125	345	11	117	465
Amortization of intangible assets	1,982	428	662	428	932

Total operating expenses	9,827	3,528	2,965	2,036	6,298

Operating income (loss)	7	(1,440)	870	(313)	(2,927)
Financial expenses, net	(2,872)	(447)	(1,280)	(275)	(758)
Other income (expenses), net	156	(4)	62	(4)	(42)

Loss before taxes on income	2,709	1,891	348	592	3,727
Taxes on income	-	45	-	45	37

Net loss	$2,709	$1,936	$348	$637	$3,764

Basic and diluted net loss per
share	$1.18	$1.41	$0.14	$0.37	$2.58

*)	Reclassified

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of shares	Share capital	Additional paid-in capital	Deferred stock-based compensation	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive loss	Total shareholders' equity (deficiency)

Balance as of January 1, 2004	1,145,300	$773	$83,239	$(566)	$(840)	$(83,952)		$(1,346)
Issuance of shares, warrants and options for
the acquisition of additional interest in
a subsidiary, net	429,154	286	10,815	-	-	-		11,101
Deferred stock-based compensation	-	-	16	(16)	-	-		-
Amortization of deferred stock-based compensation	-	-	-	465	-	-		465
Exercise of warrants	130,051	86	57	-	-	-		143
Comprehensive loss:
Other comprehensive income - foreign currency
translation adjustments	-	-	-	-	487	-	$487	487
Net loss	-	-	-	-	-	(3,764)	(3,764)	(3,764)

Total comprehensive loss							$(3,277)

Balance as of December 31, 2004	1,704,505	1,145	94,127	(117)	(353)	(87,716)		7,086
Issuance of shares, warrants and options, net	722,587	500	6,391	-	-	-		6,891
Deferred stock-based compensation	-	-	10	(10)	-	-		-
Amortization of deferred stock-based compensation	-	-	-	125	-	-		125
Exercise of warrants	31,818	22	118	-	-	-		140
Comprehensive loss:
Other comprehensive loss - foreign currency
translation adjustments	-	-	-	-	(927)	-	$(927)	(927)
Net loss	-	-	-	-	-	(2,709)	(2,709)	(2,709)

Total comprehensive loss							$(3,636)

Balance as of September 30, 2005 (unaudited)	2,458,910	$1,667	$100,646	$(2)	$(1,280)	$(90,425)		$10,606

Balance as of January 1, 2004	1,145,300	$773	$83,239	$(566)	$(840)	$(83,952)		$(1,346)
Issuance of shares, warrants and options for the
acquisition of additional interest in a subsidiary,
net	429,154	286	10,815	-	-	-		11,101
Deferred stock-based compensation	-	-	16	(16)	-	-		-
Amortization of deferred stock-based compensation	-	-	-	345	-	-		345
Exercise of warrants	130,051	86	57	-	-	-		143
Comprehensive loss:
Other comprehensive loss - foreign currency
translation adjustments	-	-	-	-	(17)	-	$(17)	(17)
Net loss	-	-	-	-	-	(1,936)	(1,936)	(1,936)

Total comprehensive loss							$(1,953)

Balance as of September 30, 2004 (unaudited)	1,704,505	$1,145	$94,127	$(237)	$(857)	$(85,888)		$8,290

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data
	Number of shares	Share capital	Additional paid-in capital	Deferred stock-based compensation	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive loss	Total shareholders' equity (deficiency)

Balance as of July 1, 2005 (unaudited)	2,458,910	$1,667	$100,646	$(13)	$(1,223)	$(90,077)		$11,000
Amortization of deferred stock-based compensation	-	-	-	11	-	-		11
Comprehensive loss:
Other comprehensive loss - foreign currency
translation adjustments	-	-	-	-	(57)	-	$(57)	(57)
Net loss	-	-	-	-	-	(348)	(348)	(348)

Total comprehensive loss							$(405)

Balance as of September 30, 2005 (unaudited)	2,458,910	$1,667	$100,646	$(2)	$(1,280)	$(90,425)		$10,606

Balance as of July 1, 2004 (unaudited)	1,698,319	$1,141	$94,131	$(354)	$(806)	$(85,251)		$8,861
Amortization of deferred stock-based compensation	-	-	-	117	-	-		117
Exercise of warrants	6,186	4	(4)	-	-	-		-
Comprehensive loss:
Other comprehensive loss - foreign currency
translation adjustments	-	-	-	-	(51)	-	$(51)	(51)
Net loss	-	-	-	-	-	(637)	(637)	(637)

Total comprehensive loss							$(688)

Balance as of September 30, 2004 (unaudited)	1,704,505	$1,145	$94,127	$(237)	$(857)	$(85,888)		$8,290

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2005	2004	2005	2004	2004
	Unaudited

Cash flows from operating activities:

Net loss	$(2,709)	$(1,936)	$(348)	$(637)	$(3,764)
Adjustments to reconcile net loss
to net cash provided by
(used in) operating activities:
Depreciation and amortization	3,869	1,448	1,307	843	2,065
Interest on convertible
debenture and long-term
loan	1,629	87	925	87	(43)
Accrued severance pay, net	425	12	(175)	33	28
Write-off of inventories	-	-	-	-	479
Gain from sale of property
and equipment, net	(180)	-	(65)	-	(56)
Amortization of deferred
stock-based compensation	125	345	11	117	465
Decrease (increase) in trade
receivables	1,721	(474)	(10)	(766)	(355)
Decrease (increase) in other
accounts receivable and
prepaid expenses	1,954	376	(7)	276	289
Decrease (increase) in
inventories	(33)	129	(119)	227	291
Decrease (increase) in other
long-term accounts
receivable	(30)	(6)	5	10	(35)
Increase in trade payables	329	492	213	385	1,238
Decrease in other accounts
payable and accrued
expenses	(2,145)	(517)	(564)	(511)	(508)

Net cash provided by (used in)
operating activities	4,955	(44)	1,173	64	94

Cash flows from investing activities:

Purchase of property and equipment	(1,354)	(387)	(214)	(160)	(873)
Proceeds from short-term bank
deposits	15	-	-	-	-
Proceeds from sale of property and
equipment	316	-	123	-	58
Acquisition of additional interest
in Shagrir Motor Vehicle
Systems, net of cash acquired (a)	-	10	-	-	10
Acquisition of activities and
assets of Shagrir Towing
Services Ltd. and Shagrir
(1985) Ltd. (b)	(43,847)	-	(90)	-	-

Net cash used in investing activities	(44,870)	(377)	(181)	(160)	(805)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2005	2004	2005	2004	2004
	Unaudited

Cash flows from financing activities:

Receipt of long-term loans from
banks	16,066	-	-	-	-
Repayment of long-term loans from
banks	(1,079)	(174)	(810)	(174)	*) (376)
Receipt of long term loans from
investors and others	21,093	-	158	-	-
Proceeds from issuance of shares
and exercise of warrants, net	6,105	143	-	-	67
Short-term bank credit, net	(481)	(120)	(440)	(208)	(504)
Proceeds from long-term loan	-	-	-	-	*) 892

Net cash provided by (used in)
financing activities	41,704	(151)	(1,092)	(382)	79

Effect of exchange rate on cash and
cash equivalents	124	30	45	(18)	(1)

Increase (decrease) in cash and
cash equivalents	1,913	(542)	(55)	(496)	(633)
Cash and cash equivalents at the
beginning of the period	75	708	2,043	662	708

Cash and cash equivalents at the
end of the period	$1,988	$166	$1,988	$166	$75

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXUS TELOCATION SYSTEMS LTD. BY: /S/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: November 23, 2005